Document Security Systems, Inc.

200 Canal View Boulevard, Suite 300

Rochester, NY 14623

February 13, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ms. Sherry Haywood
Mr. Edward Kelly

Re:	Document Security Systems, Inc.
Registration Statement on Form S-1
Filed January 24, 2020
File No. 333-236082

Ladies and Gentlemen:

On February 12, 2020, Document Security Systems, Inc. (the “Company”) submitted a request pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, to accelerate the effectiveness of the above-referenced Registration Statement so that such Registration Statement would become effective as of 4:00 p.m. Eastern time, Thursday, February 13, 2020, or as soon thereafter as practicable

The Company hereby WITHDRAWS that request and requests that acceleration of effectiveness of the Registration Statement not occur until the Company and the representative of the underwriters submit new requests for acceleration at a time to be determined.

Very truly yours,

DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Frank D. Heuszel
Frank D. Heuszel
Chief Executive Officer and
Interim Chief Financial Officer